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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                 SCHEDULE 14D-9
                                 AMENDMENT NO. 6

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                             _______________________

                         WALLACE COMPUTER SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)


                         WALLACE COMPUTER SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                             _______________________

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                   932270 10 1
                       (CUSIP NUMBER OF CLASS SECURITIES)
                             _______________________

                               MICHAEL J. HALLORAN
         VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND ASSISTANT SECRETARY
                         WALLACE COMPUTER SERVICES, INC.
                             4600 W. ROOSEVELT ROAD
                            HILLSIDE, ILLINOIS 60162
                                 (312) 626-2000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

          FREDERICK C. LOWINGER                     CRAIG T. BOYD
             STEVEN SUTHERLAND                      BUTLER, RUBIN,
              SIDLEY & AUSTIN                     SALTARELLI & BOYD
          ONE FIRST NATIONAL PLAZA           THREE FIRST NATIONAL PLAZA
           CHICAGO, ILLINOIS 60603             CHICAGO, ILLINOIS 60602
                (312) 853-7000                    (312) 444-9660


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          This Amendment No. 6 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 15, 1995 (as amended, the "Schedule 14D-9") by Wallace Computer Services, Inc., a Delaware corporation (the "Company"), relating to the tender offer by FRDK, Inc., a New York corporation (the "Bidder") and a wholly owned subsidiary of Moore Corporation Limited, an Ontario corporation ("Moore"), to purchase all outstanding shares of the Company's common stock, par value $1.00 per share, including associated preferred stock purchase rights, at a price per share of $56.00 net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase of the Bidder and Moore dated August 2, 1995 and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 of Schedule 14D-9 is hereby amended and supplemented as follows:

          On September 25, 1995, the Company and its directors filed an Answer and Counterclaim in the United States District Court for the District of Delaware in connection with the Moore Action. The Counterclaim brought against Moore, Bidder and Reto Braun contains similar allegations and requests similar relief to that contained in the Wallace Action as modified by the First Amended Complaint referred to in the immediately following paragraph. A copy of the Answer and Counterclaim is filed as Exhibit 24 hereto and is incorporated herein by reference.

          On September 25, 1995, the Company filed a First Amended Complaint to the Wallace Action in the United States District Court for the Southern District of New York. Among other things, the First Amended Complaint added Reto Braun as a defendant and asserts that Moore, Bidder and Reto Braun have made false and misleading statements of fact in connection with their proxy solicitation materials. A copy of the First Amended Complaint is filed as
Exhibit 25 hereto and is incorporated herein by reference.

          On September 22, 1995, the plaintiffs in Koff v. Dimitriou, et al. and LaPerriere v. Wallace Computer Services, Inc. et al. filed an Amended Class Action Complaint, which, among other things, consolidates the actions the plaintiffs filed in the Court of Chancery of the State of Delaware. The Amended Class Action Complaint, among other things, seeks injunctive relief with respect to enforcement of certain amendments to the Company's Profit Sharing Plan and Profit Sharing Trust. A copy of the Amended Class Action Complaint is filed as Exhibit 26 hereto and is incorporated herein by reference.

          On September 25, 1995, the Company issued a press release. A copy of such press release is filed as Exhibit 27 hereto and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24 Answer and Counterclaim to Moore Corp. Ltd., et al. v. Wallace Computer Services, Inc., et al.

Exhibit 25 First Amended Complaint to Wallace Computer Services, Inc., et al. v. Moore Corp. Ltd., et al.

Exhibit 26 Amended Class Action Complaint to Koff v. Dimitriou, et al. and LaPerriere v. Wallace Computer Services, Inc., et al.

Exhibit 27   Text of Press Release dated September 25, 1995 issued by the
             Company


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By:      /s/ Michael J. Halloran
                                        -------------------------------------
                                        Name:  Michael J. Halloran
                                        Title: Vice President, Chief Financial
                                               Officer and Assistant Secretary

Dated: September 26, 1995


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                                  EXHIBIT INDEX

Exhibit 24 Answer and Counterclaim to Moore Corp. Ltd., et al. v. Wallace Computer Services, Inc., et al.

Exhibit 25 First Amended Complaint to Wallace Computer Services, Inc., et al. v. Moore Corp. Ltd., et al.

Exhibit 26 Amended Class Action Complaint to Koff v. Dimitriou, et al. and LaPerriere v. Wallace Computer Services, Inc., et al.

Exhibit 27   Text of Press Release dated September 25, 1995 issued by the
             Company

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